SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: November 8, 2016

Quarterly Securities Report

For the three months ended September 30, 2016

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On November 8, 2016, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2016 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms, and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; (xv) Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and (xvi) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I      Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2015	Six months ended September 30, 2016	Fiscal year ended March 31, 2016
Sales and operating revenue	3,700,799	3,302,147	8,105,712
Operating income	184,925	101,939	294,197
Income before income taxes	210,904	97,536	304,504
Net income attributable to Sony Corporation’s stockholders	115,994	26,008	147,791
Comprehensive income (loss)	76,625	(64,526)	(44,915)
Total equity	3,266,002	2,931,470	3,124,410
Total assets	16,831,178	16,804,371	16,673,390
Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	95.53	20.61	119.40
Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	94.41	20.20	117.49
Ratio of stockholders’ equity to total assets (%)	15.7	13.7	14.8
Net cash provided by operating activities	25,541	81,483	749,089
Net cash used in investing activities	(457,072)	(667,640)	(1,030,403)
Net cash provided by financing activities	501,307	183,261	380,122
Cash and cash equivalents at end of the period	1,010,120	525,181	983,612

	Yen in millions, Yen per share amounts
	Three months ended September 30, 2015	Three months ended September 30, 2016
Sales and operating revenue	1,892,740	1,688,948
Net income attributable to Sony Corporation’s stockholders	33,553	4,842
Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	26.64	3.84
Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	26.10	3.76

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.

2.	The Company reports equity in net income of affiliated companies as a component of operating income.

3.	Consumption taxes are not included in sales and operating revenue.

4.	Total equity is presented based on U.S. GAAP.

5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.

6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2016.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2017. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information”.

As of September 30, 2016, the Company had 1,329 subsidiaries and 114 affiliated companies, of which 1,301 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 106 affiliated companies.

II       State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2016. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony is implementing restructuring initiatives that focus on profitability, business autonomy, shareholder value and the clear positioning of each business within the overall business portfolio. Restructuring charges in the amount of 80.6 billion yen, 98.0 billion yen and 38.3 billion yen were recorded in the fiscal years ended March 31, 2014, 2015 and 2016, respectively. While Sony anticipates recording approximately 42 billion yen of restructuring charges in the fiscal year ending March 31, 2017, including an impairment charge of approximately 33 billion yen as an operating loss resulting from the planned transfer of the battery business, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses, including the potential sale of certain businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders (Refer to Note 19 of the consolidated financial statements). Sony continues to take initiatives to optimize its manufacturing operations, utilize outsourced manufacturing, reduce SGA expenses across the Sony group, outsource support functions and information processing operations, and optimize business process across functions, including sales and marketing, manufacturing, logistics, procurement, quality and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the expected level of profitability due to market conditions worsening beyond expectations. Possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased or unanticipated burdens from local legal or regulatory restrictions, including labor regulations and labor union agreements, or from customary Japanese labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of payments for restructuring charges.

Sony’s acquisitions, joint ventures and investments may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its business competitiveness. For example, in February 2016, Sony completed the acquisition of Altair Semiconductor, which develops and sells products focused on LTE (Long Term Evolution) technologies. Additionally, in August 2016, Sony entered into definitive agreements to acquire TEN Sports Network, which owns leading sports networks both within and outside of India. Furthermore, Sony has previously engaged in joint ventures with third parties in order to reduce its capital investment, reduce operating costs and share risk with its joint venture partners, and may do so again in the future. Moreover, Sony may sell its equity interest in a joint venture or buy out the joint venture partner’s equity due to the achievement of its original objectives or other reasons. For example, in September 2016, Sony acquired the 50% equity interest in Sony/ATV Music Publishing LLC (“Sony/ATV”) held by the Estate of Michael Jackson (“The Estate”) and Sony/ATV became a wholly-owned subsidiary of Sony. Sony/ATV was Sony’s joint venture with The Estate in the music publishing business.

Sony may incur significant expenses to acquire and integrate businesses. Additionally, Sony may not achieve strategic objectives, planned revenue improvements and cost savings, and may not retain key personnel of the acquired businesses. Sony’s operating results may also be adversely affected by the assumption of liabilities related to any acquired businesses.

Sony currently has investments in several joint ventures and strategic partnerships, and may engage in new investments in the future. If Sony and its partners are unable to reach their common financial objectives successfully due to changes in the competitive environment, strategic or cultural differences, failure to achieve synergies or other reasons, Sony’s operating results may be adversely affected. Sony’s operating results may also be adversely affected in the short- and medium-term during a partnership, even if Sony and its partners remain on course to achieve their common financial objectives. In addition, by participating in joint ventures or other strategic investments, Sony may encounter conflicts of interest, may not maintain sufficient control over these relationships, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation may be harmed by the actions or activities of a joint venture that uses the Sony brand. Sony may also be required to provide additional funding or debt guarantees to a joint venture, or to buy-out a joint venture partner, sell its share or dissolve a joint venture, whether as a result of financial performance, or otherwise. Moreover, if the value of any of Sony’s investments in an affiliate accounted for under the equity method declines below the carrying value of Sony’s investment, and such decrease is judged to be other than temporary, Sony will be required to record an impairment loss, and the loss may increase if Sony is unable to dispose of such investments due to contractual or other reasons.

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production facilities and equipment in its electronics businesses, including image sensor fabrication facilities to meet the demand for image sensors, particularly for use in smartphones. For example, in March 2014, Sony acquired semiconductor fabrication equipment and certain related assets for 7.5 billion yen from Renesas Electronic Corporation, and established Sony Semiconductor Manufacturing Corporation Yamagata Technology Center. Also, in the fiscal year ended March 31, 2016, Sony signed an agreement with Toshiba Corporation to acquire semiconductor fabrication facilities, equipment and related assets for 19.0 billion yen, of which 16.7 billion yen were acquired by March 2016. Sony invested approximately 205 billion yen of capital in the fiscal year ended March 31, 2016 in order to increase image sensor production capacity, and expects to invest approximately 50 billion yen of capital in the fiscal year ending March 31, 2017. However, if market changes and corresponding declines in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. In particular, with respect to image sensors, much of Sony’s sales depends on smartphones, and it is possible that Sony will not be able to achieve its expected sales volume, based on factors such as consumer demand and the competitive environment in the smartphone market, or the business decisions, operating results, or financial condition of Sony’s major customers. As a result of these factors, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability.

Sony must efficiently manage its procurement of parts and components, the market conditions for which are volatile, and control its inventory of products, parts, and components, the demand for which is volatile.

In Sony’s electronics businesses, Sony uses a large volume of parts and components, such as semiconductors including chipsets for mobile products, and LCD panels, for its products. Fluctuations in the availability and pricing of parts and components can adversely affect Sony’s operating results. For instance, shortages of parts or components or fluctuations in the prices of raw materials may result in sharply higher prices and an increase in the cost of goods sold. Also, shortages or delayed shipments of critical parts or components, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom components, or where there are initial manufacturing capacity constraints for products or components which use new technologies, may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate management can lead to a shortage or excess of inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. For example, in the fiscal year ended March 31, 2014, Sony recorded a 17.4 billion yen write-down of excess components in inventory, as well as 8.0 billion yen of expenses to compensate suppliers for unused components, as a result of the termination of future manufacturing following Sony’s announcement to exit from the PC business. In the fiscal year ended March 31, 2015, Sony recorded an 11.2 billion yen write-down of PlayStation®Vita (“PS Vita”) and PlayStation TV (“PS TV”) components because the latest forecast of PS TV unit sales did not reach Sony’s original forecast. Additionally, Sony recorded 9.4 billion yen in inventory write-downs of certain for image sensors for mobile products in the Semiconductors segment for the three months ended September 30, 2016. Sony has experienced shortages of certain parts and components as a result of the damage to its suppliers caused by natural disasters, and may experience such shortages due to similar circumstances again in the future. Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may have an adverse impact on Sony’s operating results and financial condition.

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges against these assets. Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Such an event or change in circumstances would include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment charges. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above with respect to goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in All Other. In the fiscal year ended March 31, 2015, Sony recorded a 176.0 billion yen impairment charge related to goodwill in the Mobile Communications segment. In the fiscal year ended March 31, 2016, Sony recorded impairment charges in the Devices segment related to long-lived assets in the battery business and in the camera module business of 30.6 billion yen and 59.6 billion yen, respectively. In the six months ended September 30, 2016, Sony recorded a 23.9 billion yen impairment charge against long-lived assets in the Semiconductors segment resulting from the termination of development and manufacturing of certain high-functionality camera modules for external sale. Any such charge may adversely affect Sony’s operating results and financial condition.

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended September 30, 2016.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 17, 2016.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and six-month periods ended September 30, 2016, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2016” submitted to the SEC on Form 6-K on November 1, 2016.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2016”

https://www.sec.gov/Archives/edgar/data/313838/000115752316007135/a51449590.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 17, 2016. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2016, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

During the three months ended September 30, 2016, the average rates of the yen were 102.4 yen against the U.S. dollar, which is 19.3 percent higher than the same quarter of the previous fiscal year (“year-on-year”) and 114.3 yen against the euro, which is 19.0 percent higher year-on-year.

For the three months ended September 30, 2016, sales were 1,688.9 billion yen, an decrease of 10.8 percent year-on-year, while on a constant currency basis, sales were essentially flat year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 45.7 billion yen was recorded for the three months ended September 30, 2016, a decrease of 42.3 billion yen year-on-year (a decrease of approximately 7.8 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Semiconductors and Components segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned six segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
		Three months ended September 30		Change in	Change on constant currency	Impact of changes in foreign
		2015	2016	yen	basis	exchange rates
MC	Sales	279.2	168.8	-39.6%	-34%	-14.9
	Operating income (loss)	(20.6)	3.7	+24.3	+18.9	+5.4
G&NS	Sales	360.7	319.9	-11.3%	+2%	-48.3
	Operating income	23.9	19.0	-4.9	-4.0	-0.9
IP&S	Sales	180.9	135.4	-25.2%	-14%	-20.5
	Operating income	23.1	14.9	-8.2	+1.3	-9.5
HE&S	Sales	289.1	234.9	-18.7%	-5%	-41.0
	Operating income	15.8	17.6	+1.8	+7.8	-6.0
Semiconductors	Sales	203.9	193.7	-5.0%	+12%	-34.6
	Operating income (loss)	34.1	(4.2)	-38.2	-18.5	-19.7
Components	Sales	61.2	46.7	-23.7%	-11%	-7.7
	Operating loss	(1.5)	(36.6)	-35.1	-33.6	-1.6

In addition, sales for the Pictures segment increased 4.6 percent year-on-year to 192.1 billion yen, an approximately 25 percent increase on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 8.0 percent year-on-year to 150.2 billion yen, an approximately 19 percent increase on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, for all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s quarterly weighted average exchange rate for the three months ended September 30, 2015 from the three months ended September 30, 2016 to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rate for the three months ended September 30, 2015 from the three months ended September 30, 2016 from U.S. dollar to yen to the U.S. dollar basis operating results. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the six-month period ended September 30, 2016, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2016” submitted to the SEC on Form 6-K on November 1, 2016.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2016”

https://www.sec.gov/Archives/edgar/data/313838/000115752316007135/a51449590.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Except for the revised trend information below, there was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 17, 2016. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

Issues Facing Sony and Management’s Response to those Issues

The global economic recovery has been weakening amid increasing financial turbulence, with recovery in advanced economies remaining only modest, and prospects across emerging countries continue to be uneven and generally weaker than in the past 20 years. In advanced economies, factors such as unfavorable demographic trends and low productivity growth continue to weigh on the recovery. In emerging markets, while growth in China and most of emerging Asia is generally projected to be high, Brazil, Russia and other commodity exporters face severe macroeconomic conditions. Furthermore, shocks of a noneconomic origin, related to geopolitical conflicts, political discord, or terrorism loom over many regions, and could have a significant impact on the global economy.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s Electronics businesses.

On February 18, 2015, Sony unveiled its mid-range plan announcing that it would position Return on Equity (“ROE”) as its most important performance indicator. With the goal of transforming into a highly profitable enterprise, Sony set targets of ROE above 10 percent and operating income above 500 billion yen for the fiscal year ending March 31, 2018, the last year of the mid-range plan.

Sony’s key strategies for business operations are as follows:

•	Business management that emphasizes profitability, without necessarily pursuing volume.

•	Business management that grants each business unit greater autonomy and mandates a focus on shareholder value.

•	Clearly defined positioning of each business within a broader business portfolio perspective.

Based on its specific characteristics and the competitive landscape, each of the Sony Group’s businesses is classified as a “growth driver,” “stable profit generator,” or “area focusing on volatility management” in terms of its position within Sony’s overall business portfolio. Each business has been assigned a target figure for Return on Invested Capital (“ROIC”) linked with the ROE target for Sony Group as a whole, and managed with a clear emphasis on profitability.

On June 29, 2016, Sony held its Corporate Strategy Meeting for the fiscal year ending March 31, 2017 and provided an update on the progress of its mid-range corporate plan covering the fiscal year ended March 31, 2016 through the fiscal year ending March 31, 2018. Sony also presented details of initiatives it is undertaking to establish the Company’s foundations for the future beyond the fiscal year ending March 31, 2018. Highlights from this presentation are outlined below.

1.   Progress of Mid-range Corporate Plan (fiscal year ended March 31, 2016 – fiscal year ending March 31, 2018)

Sony’s mid-range corporate plan from the fiscal year ended March 31, 2016 through the fiscal year ending March 31, 2018 is transitioning the Company from a period focused primarily on restructuring to a new phase with “profit generation and investment for growth” as its theme. Under this plan, Sony is aiming to realize its transformation into a highly profitable enterprise. Sony’s target of consolidated ROE of more than 10% and consolidated operating profit of more than 500 billion yen for the Sony Group in the fiscal year ending March 31, 2018, the final year of its mid-range corporate plan, remains unchanged, and the Company is continuing to manage each of its businesses with the aim of achieving its transformation into a highly profitable enterprise.

In the fiscal year ended March 31, 2016, the first year of its mid-range plan, Sony significantly improved consolidated operating income and consolidated net income attributable to stockholders compared with the previous year. In particular, the revitalization of its “SONY”-branded consumer electronics businesses contributed significantly to this improved profitability. Sony recognizes that this revitalization was a result of comprehensive measures that have steadily been carried out to enhance product competitiveness and differentiation in these businesses, as well as structural reform and cost optimization measures. These businesses are expected to provide the foundations for the Company’s achievement of its financial target for the fiscal year ending March 31, 2018 of consolidated operating profit of more than 500 billion yen. At the same time, with the competitive environment in the consumer electronics industry continuing to drastically change, Sony also plans to aggressively undertake new challenges within these businesses.

Progress of Key Segments and Related Initiatives

Game and Network Services

Sony considers the Game and Network Services segment the largest growth driver of its mid-range corporate plan, and as of May 2016, PlayStation®4 has cumulatively sold through more than 40 million units to customers worldwide, continuing its rapid growth and expansion as the fastest-selling console in PlayStation® history. The platform as a whole, including network services, is receiving widespread customer acclaim, and profit growth is exceeding the expectations held when the mid-range corporate plan was initially formed.

The network services business is also continuing to grow, achieving a 50% increase in sales in the fiscal year ended March 31, 2016 as compared to the previous fiscal year. The user base is expanding, driven in particular by the PlayStation®Plus membership service, and Sony has continued to engage in investment towards further growth.

Sony’s new PlayStation®VR virtual reality system launched in October 2016. Sony has identified virtual reality as an area it believes offers great future potential for the Sony Group in games, as well as other areas. Virtual reality is an application in which Sony believes it can leverage its technological strengths in areas such as digital imaging, content acquisition and production, as well as its entertainment assets. The Company is accordingly engaging with virtual reality across the Sony Group, and also considering the possibility of cultivating it as a new business domain.

Pictures and Music

In the Pictures and Music segments, with the shift to digital and proliferation of streaming services, the industry itself is undergoing a major transition. The ways that customers consume content, and their individual needs, are becoming increasingly diverse. With the Sony Group’s array of creative talent, ability to create high-quality entertainment, and wealth of content, the current business environment presents major opportunities, and Sony intends to accelerate its growth into these areas.

In the Pictures segment, the growth of subscription-based video services and emergence of “binge-watching” viewing styles, has led to a significant increase in demand for high-quality television content, particularly drama. With Sony Pictures Television producing a succession of major hits, including “Breaking Bad,” “Better Call Saul,” and “The Blacklist,” Sony believes it is well-positioned to take advantage of these trends.

In the Music segment, the discovery, development and promotion of artists such as Adele, whose record-breaking hit “25” made a significant contribution to profit in the fiscal year ended March 31, 2016, will continue to form the basis of Sony’s business activities. At the same time Sony is engaging in strategic investment to strengthen its recurring revenue businesses within this segment, as demonstrated by the full acquisition of independent music distributor Orchard Media, Inc. in April 2015, and the full acquisition of Sony/ATV Music Publishing LLC announced in September 2016.

Devices*

In the Devices segment, which Sony classified as a “growth driver” in its mid-range corporate plan alongside the three segments above, Sony announced a significant downward revision to its full year results forecast in the fiscal year ended March 31, 2016 due to lower than expected sales in the core image sensor business, caused in particular by slowing growth within the smartphone market. The rate of profit growth in this business is expected to continue to decline through the fiscal year ending March 31, 2018. Sony plans to take an approach to management that prioritizes speed of response to changes in the market environment, and focuses on Sony’s areas of strength.

At the same time, in terms of image sensors for mobile products, while the smartphone market itself is slowing, the shift to dual-lens cameras and the requirement for higher pixel density is expected to lead to increased demand in the future. With its technological expertise in these areas, these could be favorable market trends for Sony. By taking advantage of these shifts in the business landscape and also by continuing its existing efforts to expand sales volume, Sony is aiming to revitalize the profitability of this business from the second half of the fiscal year ending March 31, 2017 and into the fiscal year ending March 31, 2018.

From a mid- to long-term perspective, Sony continues to expect significant future growth for the image sensor-business. This business accordingly continues to be positioned as a growth driver.

In terms of new image sensor applications, Sony sees potential growth in surveillance cameras, as well as in factory automation, IoT (Internet of Things) including drones, and automotive applications. While it is expected to be some time before Sony’s image sensor business for automotive applications is fully established, it is an area where Sony anticipates growth and is investing in R&D aggressively.

*Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of the segment, as well as modifications to the organizational structure of certain segments as of April 1, 2016. As a result of this realignment, Sony has separated the Devices segment into two segments, a Semiconductors segment and a Components segment. The image sensor business is included in the Semiconductors segment.

Financial Services

In the Financial Services segment, each of the life insurance, non-life insurance, banking and nursing care business have continued to steadily expand their business operations, based on the high level of trust they have gained among customers. However, the ultra-low interest rate environment in Japan is expected to present challenges in terms of generating profit in this segment for the duration of the current mid-range corporate plan, and therefore projections for this segment which were incorporated in our mid-range corporate plan have been revised.

In the core life insurance business, Sony is reevaluating its product lineup and sales strategy and executing initiatives, including comprehensive risk management measures, in order to maintain and improve profitability. Sony will target mid- to long-term growth by continuing to focus on providing high-quality and convenient services in life insurance and across all its other businesses.

2.   New Initiatives Looking Towards the Future

Based on its mission of being a company that provides customers with kando, and inspires and fulfills their curiosity, Sony will continue to target growth by developing the three pillars of its business—electronics, entertainment and financial services—and creating new business opportunities in these business domains.

Sony believes its strength lies in its ability to develop products that exist at the closest point of contact with its customers and resonate with them at an emotional level, and to place them in the hands of customers around the world. In other words, Sony connects with its customers at the “last one inch” of the user experience.

Sony intends to accelerate efforts to leverage its strengths in new business areas, based on the dual principles of its mission to provide customers with kando, and the pursuit of recurring revenue business models that generate sustainable business and profit growth.

While continuing to proceed with the new business creation initiatives in which Sony is currently engaged, the Company will aim to combine its existing strengths in areas such as video and audio technologies, sensors and mechatronics, with artificial intelligence (AI), robotics, communications and other elements, and by doing so offer new proposals at the “last one inch” across all types of living spaces.

In addition to initiatives already under way, such as the drone-based enterprise solutions that have been launched by Aerosense Inc., Sony’s joint venture with ZMP Inc., and the development of a range of Xperia smart products announced earlier this year, Sony has also embarked on the development of a robot capable of forming an emotional bond with customers, and able to grow to inspire love and affection. In April 2016 Sony established a new organization in this area that is working towards a business launch. Sony will seek to propose new business models that integrate hardware and services to provide emotionally compelling experiences. In the future, Sony will explore broader business opportunities for its robotics and AI technologies, including applications such as production processes and logistics.

In order to accelerate R&D in the areas that Sony will focus on going forward, Sony intends to further strengthen its collaboration with leading external researchers and start-up companies, and create a more open ecosystem. As part of these efforts, Sony established the “Sony Innovation Fund,” a corporate venture capital fund, which launched in July 2016. Having advisors and business incubators actively participate in strategically important businesses will enable Sony to support the growth of companies in which it invests, and also provide opportunities to nurture Sony’s leaders of tomorrow.

Due to the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region, manufacturing operations were affected at Sony Semiconductor Manufacturing Corporation’s Kumamoto Technology Center, which is the primary manufacturing site of image sensors mainly for digital cameras, security cameras and micro-display devices. As a result of Sony’s recovery effort, full utilization on a wafer input basis was reached by the end of July 2016.

Group Environmental Mid-Term Targets “Green Management 2020”

Sony announced in June 2015 the establishment of its “Green Management 2020” group environmental mid-term targets that will take effect from fiscal 2016 (the fiscal year ending March 31, 2017) through fiscal 2020 (the fiscal year ending March 31, 2021). Based on the following three pillars, Sony plans to implement various initiatives to reduce the Sony Group’s environmental footprint:

•	Formulate targets and implement initiatives that leverage the distinctive characteristics of Sony’s businesses, from Electronics to entertainment. Among these, reduce annual energy consumption by an average of 30 percent (compared to levels at the fiscal year ended March 31, 2014) in Electronics products, and in entertainment, continue to look to use its contents to raise awareness of sustainability issues and inspire environmentally conscious actions.

•	Enhance efforts to reduce Sony’s environmental footprint across its entire value chain, including manufacturing partners and suppliers, by calling on them to reduce greenhouse gas (GHG) emissions and water consumption.

•	Accelerate the use of renewable energy.

Sony’s long-term vision is to achieve a “zero environmental footprint” throughout all stages of its product lifecycles and business activities by 2050. The “Green Management 2020” mid-term plan has been backcasted (calculated backwards) in order to determine the necessary intermediate steps that need to be taken by fiscal 2020 (the fiscal year ending March 31, 2021) on the way to this long-term goal. Sony achieved almost all of the targets set forth in its previous plan, “Green Management 2015,” which covered the five-year period up to and including fiscal 2015 (the fiscal year ended March 31, 2016). With “Green Management 2020,” Sony plans to further accelerate its various initiatives directed towards its ultimate goal of a “zero environmental footprint.”

Sony plans to also continue to participate in the WWF’s Climate Savers Programme, which aims to achieve reductions in greenhouse gas emissions, from the fiscal year ending March 31, 2017 onwards. Climate change targets are verified by WWF and a third-party verification body for their degrees of difficulty and progress.

Further details of the group environmental mid-term targets “Green Management 2020” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr_report/.

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 17, 2016.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

Research and development costs for the six months ended September 30, 2016 totaled 216.3 billion yen. There were no significant changes in research and development activities for the period.

iv) Employees

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Employees section of the Annual Report on Form 20-F filed with the SEC on June 17, 2016.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

As of September 30, 2016, Sony Corporation had 6,206 employees, a decrease of 4,305 employees from 10,511 employees as of March 31, 2016. The total number of employees decreased mainly due to the separation of its Semionductors business to a subsidiary. There is no significant change in the number of employees of Sony on the consolidated basis.

v) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit and the issuance of unsecured straight bonds below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 17, 2016. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 502.2 billion yen in unused committed lines of credit, as of September 30, 2016. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2018, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 500 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2017, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

In September 2016, Sony Corporation issued unsecured straight bonds in the total principal amount of 200.0 billion yen. Sony Corporation intends to use the proceeds from the issues for the repayment of debt.

III        Company Information

(1)   Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2016)	As of the filing date of the Quarterly Securities Report (November 8, 2016)
Common stock	1,263,184,460	1,263,197,360	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,263,184,460	1,263,197,360	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.

2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during November 2016, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Not applicable.

Note for readers of this English translation: The above means that there was no issuance of SARs during the three months ended September 30, 2016.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv)  Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From July 1 to September 30, 2016	566	1,263,184	783	859,784	783	1,073,477

Notes:

1.	The increase is due to the exercise of SARs.
2.	Upon the exercise of SARs during the period from October 1, 2016 to October 31, 2016 the total number of shares issued increased by 13 thousand shares, and the amount of common stock and the legal capital surplus increased by 17 million yen, respectively.

vi) Status of Major Shareholders

(As of September 30, 2016)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	103,841	8.22
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	74,764	5.92
JPMorgan Chase Bank 380055 *3 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	64,533	5.11
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	62,625	4.96
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	38,117	3.02
State Street Bank and Trust Company 505223 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	18,937	1.50
The Bank of New York Mellon SA/NV 10 *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	18,925	1.50
State Street Bank West Client - Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	17,249	1.37
State Street Bank and Trust Company 505001 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	16,471	1.30
State Street Bank and Trust Company 505225 *3 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	15,113	1.20
Total		430,575	34.09
Notes:
*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.

*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.

*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

4.	Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of April 4, 2014 and reported that it held shares, etc. of the Company as of March 31, 2014 as provided in the below table. As of September 30, 2016, the Company has not been able to confirm such entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.	BlackRock Japan Co., Ltd. sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of July 22, 2014 and reported that it held shares of the Company as of July 15, 2014 as provided in the below table. As of September 30, 2016, the Company has not been able to confirm such entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	52,314	5.01

6.	Capital Research and Management Company filed its “Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of May 20, 2016 and reported that it held shares of the Company as of May 13, 2016 as provided in the below table. As of September 30, 2016, the Company has not been able to confirm such entry of Capital Research and Management Company in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Capital Research and Management Company	86,520	6.85

7.	Mizuho Securities Co., Ltd. filed its “Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of October 21, 2016 and reported that it held shares, etc. of the Company as of October 14, 2016 as provided in the below table. As of September 30, 2016, the Company has not been able to confirm such entry of Mizuho Securities Co., Ltd. in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Mizuho Securities Co., Ltd. and the 1 Joint Holder	63,774	5.04

vii) Status of Voting Rights

1) Shares Issued

(As of September 30, 2016)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,053,200	—	—
Shares with full voting rights (Others)	1,259,957,100	12,599,571	—
Shares constituting less than one full unit	2,174,160	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,263,184,460	—	—
Total voting rights held by all shareholders	—	12,599,571	—
Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of September 30, 2016)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,053,200	—	1,053,200	0.08
Total	—	1,053,200	—	1,053,200	0.08
Note:	In addition to the 1,053,200 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)     Directors and Corporate Executive Officers

 There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2016 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2016	At September 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	983,612	525,181
Marketable securities	946,397	925,304
Notes and accounts receivable, trade	926,375	992,120
Allowance for doubtful accounts and sales returns	(72,783)	(50,110)
Inventories	683,146	862,412
Other receivables	206,058	274,015
Deferred income taxes	40,940	50,205
Prepaid expenses and other current assets	482,982	484,475
Total current assets	4,196,727	4,063,602
Film costs	301,228	320,936
Investments and advances:
Affiliated companies	164,874	157,347
Securities investments and other	9,069,209	9,491,540
	9,234,083	9,648,887
Property, plant and equipment:
Land	121,707	117,238
Buildings	655,379	633,558
Machinery and equipment	1,795,991	1,796,196
Construction in progress	69,286	50,818
	2,642,363	2,597,810
Less – Accumulated depreciation	1,821,545	1,836,893
	820,818	760,917
Other assets:
Intangibles, net	615,754	566,140
Goodwill	606,290	564,803
Deferred insurance acquisition costs	511,834	518,581
Deferred income taxes	97,639	97,137
Other	289,017	263,368
	2,120,534	2,010,029
Total assets	16,673,390	16,804,371

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2016	At September 30, 2016
LIABILITIES
Current liabilities:
Short-term borrowings	149,272	268,597
Current portion of long-term debt	187,668	143,281
Notes and accounts payable, trade	550,964	736,590
Accounts payable, other and accrued expenses	1,367,115	1,178,353
Accrued income and other taxes	88,865	122,139
Deposits from customers in the banking business	1,912,673	1,980,935
Other	574,193	483,244
Total current liabilities	4,830,750	4,913,139
Long-term debt	556,605	654,908
Accrued pension and severance costs	462,384	442,813
Deferred income taxes	450,926	435,996
Future insurance policy benefits and other	4,509,215	4,692,263
Policyholders’ account in the life insurance business	2,401,320	2,437,418
Other	330,302	288,912
Total liabilities	13,541,502	13,865,449
Redeemable noncontrolling interest	7,478	7,452
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2016–Shares authorized: 3,600,000,000, shares issued: 1,262,493,760 At September 30, 2016–Shares authorized: 3,600,000,000, shares issued: 1,263,184,460	858,867	859,784
Additional paid-in capital	1,325,719	1,267,878
Retained earnings	936,331	949,715
Accumulated other comprehensive income –
Unrealized gains on securities, net	140,736	129,306
Unrealized losses on derivative instruments, net	(1,198)	(938)
Pension liability adjustment	(371,739)	(365,780)
Foreign currency translation adjustments	(421,117)	(525,595)
	(653,318)	(763,007)
Treasury stock, at cost
Common stock At March 31, 2016–1,047,745 shares At September 30, 2016–1,053,279 shares	(4,259)	(4,267)
	2,463,340	2,310,103
Noncontrolling interests	661,070	621,367
Total equity	3,124,410	2,931,470
Total liabilities and equity	16,673,390	16,804,371

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2015	2016
Sales and operating revenue:
Net sales	3,166,925	2,774,435
Financial services revenue	486,724	489,612
Other operating revenue	47,150	38,100
	3,700,799	3,302,147
Costs and expenses:
Cost of sales	2,362,495	2,064,891
Selling, general and administrative	797,030	676,444
Financial services expenses	399,114	406,797
Other operating (income) expense, net	(41,399)	52,441
	3,517,240	3,200,573
Equity in net income of affiliated companies	1,366	365
Operating income	184,925	101,939
Other income:
Interest and dividends	6,316	5,357
Gain on sale of securities investments, net	51,577	63
Other	1,186	1,717
	59,079	7,137
Other expenses:
Interest	10,975	8,153
Foreign exchange loss, net	18,348	810
Other	3,777	2,577
	33,100	11,540
Income before income taxes	210,904	97,536
Income taxes	63,678	43,975
Net income	147,226	53,561
Less - Net income attributable to noncontrolling interests	31,232	27,553
Net income attributable to Sony Corporation’s stockholders	115,994	26,008

	Yen
	Six months ended September 30
	2015	2016
Per share data:	-	-
Net income attributable to Sony Corporation’s stockholders
– Basic	95.53	20.61
– Diluted	94.41	20.20

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2015	2016
Sales and operating revenue:
Net sales	1,663,614	1,411,918
Financial services revenue	209,035	258,703
Other operating revenue	20,091	18,327
	1,892,740	1,688,948
Costs and expenses:
Cost of sales	1,228,226	1,049,268
Selling, general and administrative	418,308	338,347
Financial services expenses	167,076	225,166
Other operating (income) expense, net	(7,945)	31,568
	1,805,665	1,644,349
Equity in net income of affiliated companies	943	1,148
Operating income	88,018	45,747
Other income:
Interest and dividends	3,664	2,130
Gain on sale of securities investments, net	795	—
Other	539	687
	4,998	2,817
Other expenses:
Interest	6,581	4,352
Foreign exchange loss, net	12,602	2,425
Other	1,639	1,267
	20,822	8,044
Income before income taxes	72,194	40,520
Income taxes	23,866	23,500
Net income	48,328	17,020
Less - Net income attributable to noncontrolling interests	14,775	12,178
Net income attributable to Sony Corporation’s stockholders	33,553	4,842

	Yen
	Three months ended September 30
	2015	2016
Per share data:	-	-
Net income attributable to Sony Corporation’s stockholders
– Basic	26.64	3.84
– Diluted	26.10	3.76

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2015	2016
Net income	147,226	53,561
Other comprehensive income, net of tax ―
Unrealized losses on securities	(57,866)	(17,331)
Unrealized gains (losses) on derivative instruments	(1,741)	260
Pension liability adjustment	907	6,047
Foreign currency translation adjustments	(11,901)	(107,063)
Total comprehensive income (loss)	76,625	(64,526)
Less – Comprehensive income attributable to noncontrolling interests	26,370	19,155
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	50,255	(83,681)

	Yen in millions
	Three months ended September 30
	2015	2016
Net income	48,328	17,020
Other comprehensive income, net of tax ―
Unrealized losses on securities	(10,800)	(37,726)
Unrealized gains (losses) on derivative instruments	(1,105)	405
Pension liability adjustment	705	2,821
Foreign currency translation adjustments	(39,508)	(16,065)
Total comprehensive loss	(2,380)	(33,545)
Less – Comprehensive income (loss) attributable to noncontrolling interests	12,910	(5,845)
Comprehensive loss attributable to Sony Corporation’s stockholders	(15,290)	(27,700)

The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2015	2016
Cash flows from operating activities:
Net income	147,226	53,561
Adjustments to reconcile net income to net cash
provided by operating activities–
Depreciation and amortization, including amortization of deferred insurance acquisition costs	184,055	181,060
Amortization of film costs	118,669	122,837
Accrual for pension and severance costs, less payments	(4,794)	7,054
Other operating (income) expense, net	(41,399)	52,441
Gain on sale or devaluation of securities investments, net	(51,572)	(13)
Loss on revaluation of marketable securities held in the financial services business for trading purposes, net	46,866	41,800
Loss on revaluation or impairment of securities investments held in the financial services business, net	2,666	2
Deferred income taxes	10,421	(12,382)
Equity in net loss of affiliated companies, net of dividends	307	5,133
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(105,253)	(154,618)
Increase in inventories	(298,961)	(256,549)
Increase in film costs	(200,044)	(175,952)
Increase in notes and accounts payable, trade	262,949	213,623
Increase in accrued income and other taxes	4,657	38,529
Increase in future insurance policy benefits and other	176,455	170,468
Increase in deferred insurance acquisition costs	(45,273)	(43,691)
Increase in marketable securities held in the financial services business for trading purposes	(46,947)	(49,387)
Increase in other current assets	(79,972)	(87,477)
Decrease in other current liabilities	(77,940)	(86,249)
Other	23,425	61,293
Net cash provided by operating activities	25,541	81,483

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2015	2016
Cash flows from investing activities:
Payments for purchases of fixed assets	(161,954)	(205,300)
Proceeds from sales of fixed assets	10,049	6,946
Payments for investments and advances by financial services business	(706,663)	(603,241)
Payments for investments and advances (other than financial services business)	(7,252)	(7,423)
Proceeds from sales or return of investments and collections of advances by financial services business	347,989	143,080
Proceeds from sales or return of investments and collections of advances (other than financial services business)	78,104	4,307
Proceeds from sales of businesses	17,790	3,262
Other	(35,135)	(9,271)
Net cash used in investing activities	(457,072)	(667,640)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	19,627	203,081
Payments of long-term debt	(104,768)	(140,400)
Increase in short-term borrowings, net	213,787	123,646
Increase (decrease) in deposits from customers in the financial services business, net	(14,561)	114,687
Proceeds from issuance of convertible bonds	120,000	—
Proceeds from issuance of new shares	301,708	—
Dividends paid	(105)	(12,633)
Payment for purchase of Sony/ATV shares from noncontrolling interests	—	(76,565)
Other	(34,381)	(28,555)
Net cash provided by financing activities	501,307	183,261
Effect of exchange rate changes on cash and cash equivalents	(9,069)	(55,535)
Net increase (decrease) in cash and cash equivalents	60,707	(458,431)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612
Cash and cash equivalents at end of the period	1,010,120	525,181

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)     Recently adopted accounting pronouncements:

Amendments to the consolidation analysis -

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02 that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement -

In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement. The ASU requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangement without a software license element is to be accounted for as a service contract. This ASU does not affect the accounting for service contracts by a customer. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

(2)     Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)     Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the six and three months ended September 30, 2015 have been made to conform to the presentation for the six and three months ended September 30, 2016.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2016				September 30, 2016
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,136,478	218,863	(6)	1,355,335	1,139,336	222,479	(79)	1,361,736

Japanese local government bonds	60,707	86	(254)	60,539	61,551	111	(243)	61,419

Japanese corporate bonds	132,739	11,472	(230)	143,981	152,667	13,383	(956)	165,094

Foreign government bonds	35,896	5,724	(160)	41,460	19,608	517	(560)	19,565

Foreign corporate bonds	415,994	5,738	(3,185)	418,547	389,989	3,094	(3,255)	389,828

Other	884	0	—	884	8,800	0	—	8,800
	1,782,698	241,883	(3,835)	2,020,746	1,771,951	239,584	(5,093)	2,006,442

Equity securities	44,752	70,590	(21)	115,321	44,196	52,765	(788)	96,173

Held-to-maturity
securities:
Japanese national government bonds *	5,353,080	2,020,621	—	7,373,701	5,461,293	2,166,777	(1,176)	7,626,894

Japanese local government bonds	4,480	522	—	5,002	4,138	519	—	4,657

Japanese corporate bonds	61,811	17,382	—	79,193	173,816	19,271	(7,336)	185,751

Foreign government bonds	42,934	10,631	—	53,565	151,056	15,667	(977)	165,746

Foreign corporate bonds	198	24	—	222	198	20	—	218
	5,462,503	2,049,180	—	7,511,683	5,790,501	2,202,254	(9,489)	7,983,266

Total	7,289,953	2,361,653	(3,856)	9,647,750	7,606,648	2,494,603	(15,370)	10,085,881

* As of September 30, 2016, held-to-maturity securities include 113,121 million yen of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2016
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	501,448	297,793	—	799,241	799,241	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,355,335	—	1,355,335	5,084	1,350,251	—	—
Japanese local government bonds	—	60,539	—	60,539	6,515	54,024	—	—
Japanese corporate bonds	—	140,635	3,346	143,981	5,727	138,254	—	—
Foreign government bonds	—	41,460	—	41,460	2,309	39,151	—	—
Foreign corporate bonds	—	402,694	15,853	418,547	124,680	293,867	—	—
Other	—	—	884	884	—	884	—	—
Equity securities	115,200	121	—	115,321	—	115,321	—	—
Other investments *1	7,179	4,027	13,463	24,669	—	24,669	—	—
Derivative assets *2, *3	437	17,391	—	17,828	—	—	17,257	571
Total assets	624,264	2,319,995	33,546	2,977,805	943,556	2,016,421	17,257	571
Liabilities:
Derivative liabilities*2,*3	668	48,467	—	49,135	—	—	20,680	28,455
Total liabilities	668	48,467	—	49,135	—	—	20,680	28,455

	Yen in millions
	September 30, 2016
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	507,370	293,600	—	800,970	800,970	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,361,736	—	1,361,736	7,296	1,354,440	—	—
Japanese local government bonds	—	61,419	—	61,419	7,907	53,512	—	—
Japanese corporate bonds	—	161,747	3,347	165,094	4,263	160,831	—	—
Foreign government bonds	—	19,565	—	19,565	2,528	17,037	—	—
Foreign corporate bonds	—	368,359	21,469	389,828	97,153	292,675	—	—
Other	—	—	8,800	8,800	—	8,800	—	—
Equity securities	96,051	122	—	96,173	—	96,173	—	—
Other investments *1	6,767	4,006	10,573	21,346	—	21,346	—	—
Derivative assets *2, *3	1,392	17,352	—	18,744	—	—	18,091	653
Total assets	611,580	2,287,906	44,189	2,943,675	920,117	2,004,814	18,091	653
Liabilities:
Derivative liabilities*2,*3	97	39,540	—	39,637	—	—	14,327	25,310
Total liabilities	97	39,540	—	39,637	—	—	14,327	25,310

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3 The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. The circumstances include when long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when the estimated undiscounted future cash flows are determined to be less than the carrying value of the asset or asset group. During the six months ended September 30, 2016, Sony measured fair value of long-lived assets related to the camera module business in the Semiconductors segment and recorded impairment losses of 23,860 million yen. These measurements are classified as level 3 because significant unobservable inputs, such as conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurement.

4.     Supplemental equity and comprehensive income information

(1)       Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2015 and 2016 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	2,317,077	611,392	2,928,469
Issuance of new shares	301,708	—	301,708
Exercise of stock acquisition rights	1,260	—	1,260
Stock-based compensation	586	—	586
Comprehensive income:
Net income	115,994	31,232	147,226
Other comprehensive income, net of tax ―
Unrealized losses on securities	(52,865)	(5,001)	(57,866)
Unrealized losses on derivative instruments	(1,741)	—	(1,741)
Pension liability adjustment	904	3	907
Foreign currency translation adjustments	(12,037)	136	(11,901)
Total comprehensive income	50,255	26,370	76,625
Dividends declared	(12,612)	(18,655)	(31,267)
Transactions with noncontrolling interests shareholders and other	(13,927)	2,548	(11,379)
Balance at September 30, 2015	2,644,347	621,655	3,266,002

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	1,834	—	1,834
Stock-based compensation	833	—	833
Comprehensive income:
Net income	26,008	27,553	53,561
Other comprehensive income, net of tax ―
Unrealized losses on securities	(11,430)	(5,901)	(17,331)
Unrealized gains on derivative instruments	260	—	260
Pension liability adjustment	5,959	88	6,047
Foreign currency translation adjustments	(104,478)	(2,585)	(107,063)
Total comprehensive income (loss)	(83,681)	19,155	(64,526)
Dividends declared	(12,625)	(16,434)	(29,059)
Transactions with noncontrolling interests shareholders and other	(59,598)	(42,424)	(102,022)
Balance at September 30, 2016	2,310,103	621,367	2,931,470

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2015 and 2016.

In September, 2016, Sony obtained full ownership of its U.S.-based music publishing subsidiary by acquiring the 50% interest in the subsidiary held by a third-party investor. The aggregate cash consideration paid to the third-party investor was 750 million U.S. dollars, including 17 million U.S. dollars of distributions to which the subsidiary previously committed. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 70,642 million yen.

(2)       Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the six months ended September 30, 2015 and 2016 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	—	(201,131)	(338,305)	(385,283)
Other comprehensive loss before reclassifications	(18,545)	(1,893)	(358)	(11,901)	(32,697)
Amounts reclassified out of accumulated other comprehensive income	(39,321)	152	1,265	—	(37,904)
Net current-period other comprehensive income (loss)	(57,866)	(1,741)	907	(11,901)	(70,601)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(5,001)	—	3	136	(4,862)
Balance at September 30, 2015	101,288	(1,741)	(200,227)	(350,342)	(451,022)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive loss before reclassifications	(18,448)	(2,933)	(360)	(107,063)	(128,804)
Amounts reclassified out of accumulated other comprehensive income	1,117	3,193	6,407	—	10,717
Net current-period other comprehensive income (loss)	(17,331)	260	6,047	(107,063)	(118,087)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(5,901)	—	88	(2,585)	(8,398)
Balance at September 30, 2016	129,306	(938)	(365,780)	(525,595)	(763,007)

5.     Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the six and three months ended September 30, 2015 and 2016 is as follows:

	Yen in millions
	Six months ended September 30
	2015	2016
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	115,994	26,008

	Thousands of shares
Weighted-average shares outstanding	1,214,268	1,261,681
Effect of dilutive securities:
Stock acquisition rights	2,431	2,175
Zero coupon convertible bonds	11,981	23,962
Weighted-average shares for diluted EPS computation	1,228,680	1,287,818

	Yen
Basic EPS	95.53	20.61
Diluted EPS	94.41	20.20

Potential shares of common stock that were excluded from the computation of diluted EPS for the six months ended September 30, 2015 and 2016 were 7,880 thousand shares and 6,456 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the six months ended September 30, 2015 and 2016 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended September 30
	2015	2016
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	33,553	4,842

	Thousands of shares
Weighted-average shares outstanding	1,259,567	1,261,840
Effect of dilutive securities:
Stock acquisition rights	2,012	2,468
Zero coupon convertible bonds	23,962	23,962
Weighted-average shares for diluted EPS computation	1,285,541	1,288,270

	Yen
Basic EPS	26.64	3.84
Diluted EPS	26.10	3.76

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended September 30, 2015 and 2016 were 7,880 thousand shares and 6,456 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended September 30, 2015 and 2016 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.     Kumamoto Earthquake

In April 2016, a series of earthquakes occurred in the Kumamoto region of Japan. These earthquakes caused damage to certain fixed assets, including buildings, machinery and equipment, as well as inventories in manufacturing sites located in the Kumamoto region.

For the six months ended September 30, 2016, Sony incurred incremental losses and associated expenses including repair costs of fixed assets and a loss on disposal of inventories directly related to the damage caused by the earthquakes of 13,957 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were offset by insurance recoveries of 8,457 million yen, as described below. In addition, Sony incurred other expenses of 9,233 million yen, which included idle facility costs at manufacturing sites. These expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies that cover certain damage directly caused by the earthquakes for Sony Corporation and certain of its subsidiaries, including damage at manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories, as well as incremental expenses including removal and cleaning costs. These policies also provide business interruption coverage, including coverage for lost profits. For the six months ended September 30, 2016, Sony recorded insurance receivables of 8,457 million yen, representing a portion of the insurance recoveries that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period. Of the insurance receivables recorded during the period, substantially all relate to damaged assets and inventories, and do not include amounts for business interruption or lost profits. Sony concluded that the recoveries from insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. These receivables are recorded within other current assets in the consolidated balance sheets.

7.     Divestitures

On July 28, 2016, Sony and Murata Manufacturing Co., Ltd. announced that they have entered into a non-binding memorandum of understanding that confirms their intent to negotiate the transfer of the Sony Group’s battery business to the Murata Group. Sony classified certain assets and liabilities related to the battery business as held for sale and, as a result of the fair value valuation, recorded impairment losses of 32,833 million yen in other operating (income) expense, net in the consolidated statements of income for both the three and six months ended September 30, 2016.

8.     Commitments, contingent liabilities and other

(1)     Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of September 30, 2016, the total unused portion of the lines of credit extended under these contracts was 29,607 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)     Purchase commitments and other

Purchase commitments and other outstanding commitments as of September 30, 2016 amounted to 341,114 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of September 30, 2016, these subsidiaries were committed to make payments under such contracts of 106,659 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of September 30, 2016, these subsidiaries were committed to make payments of 57,435 million yen under such long-term contracts.

In August 2016, subsidiaries in the Pictures segment entered into agreements with a third party and its subsidiaries to acquire TEN Sports Network (“TEN”) for a purchase price of 385 million U.S. dollars. TEN is a leading sports network in South Asia that operates in the Indian sub-continent, Maldives, Singapore, Hong Kong, Middle East, and the Caribbean. Completion of this acquisition is subject to regulatory approval.

A subsidiary in the Game & Network Services segment has entered into long-term contracts for programming content. These contracts cover various periods mainly up to three years. As of September 30, 2016, this subsidiary was committed to make payments of 22,116 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within three years. As of September 30, 2016, Sony has committed to make payments of 14,070 million yen under such long-term contracts.

(3)     Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc., and two other subsidiaries 31 million euros. In December 2015, Sony filed an appeal with the European Union’s General Court. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. Certain of these lawsuits have reached a settlement, including the class action brought by the direct purchasers in the United States, which has received court approval. In addition, a proposed settlement of the class action brought by the indirect purchasers in the United States is pending court approval. However, certain other lawsuits continue. Based on the stage of the remaining investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have reached a settlement, including the class actions brought by the direct purchasers and the indirect purchasers in the United States. With respect to the class actions, the United States District Court has approved Sony’s settlement with the direct purchasers, while Sony’s settlement with the indirect purchasers remains subject to court approval. However, certain other lawsuits continue. Based on the stage of the remaining investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan is subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony is cooperating with the relevant government authorities. Based on the stage of this investigation and information currently available, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of this investigation.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)     Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of September 30, 2016 amounted to 8,711million yen.

9.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016. As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment. In addition, the operations of the automotive camera business, which were included in the Imaging Products & Solutions (“IP&S”) segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment. Additionally, certain operations which were included in All Other are now included in the Music segment. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The Mobile Communications (“MC”) segment includes the manufacture and sales of mobile phones and an Internet-related service businesses. The Game & Network Services (“G&NS”) segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software. The IP&S segment includes the Still and Video Cameras business. The Home Entertainment & Sound (“HE&S”) segment includes Televisions as well as Audio and Video businesses. The Semiconductors segment includes the image sensors and camera modules businesses. The Components segment includes the batteries and recording media businesses. The Pictures segment includes Motion Pictures, Television Productions and Media Networks businesses. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform businesses. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the disc overseas manufacturing business. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2015	2016
Sales and operating revenue:
Mobile Communications -
Customers	557,815	351,682
Intersegment	1,934	3,011
Total	559,749	354,693
Game & Network Services -
Customers	606,980	615,616
Intersegment	42,291	34,643
Total	649,271	650,259
Imaging Products & Solutions -
Customers	342,584	254,402
Intersegment	3,082	3,196
Total	345,666	257,598
Home Entertainment & Sound -
Customers	540,688	468,816
Intersegment	1,526	1,980
Total	542,214	470,796
Semiconductors -
Customers	309,827	279,311
Intersegment	81,395	58,867
Total	391,222	338,178
Components -
Customers	100,412	77,407
Intersegment	17,830	13,389
Total	118,242	90,796
Pictures -
Customers	355,006	375,149
Intersegment	285	280
Total	355,291	375,429
Music -
Customers	262,781	285,038
Intersegment	6,803	7,077
Total	269,584	292,115
Financial Services -
Customers	486,724	489,612
Intersegment	3,394	3,617
Total	490,118	493,229
All Other -
Customers	119,297	89,214
Intersegment	42,246	29,645
Total	161,543	118,859
Corporate and elimination	(182,101)	(139,805)
Consolidated total	3,700,799	3,302,147

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended September 30
	2015	2016
Sales and operating revenue:
Mobile Communications -
Customers	278,279	166,814
Intersegment	946	1,956
Total	279,225	168,770
Game & Network Services -
Customers	341,082	304,848
Intersegment	19,600	15,032
Total	360,682	319,880
Imaging Products & Solutions -
Customers	179,070	134,037
Intersegment	1,849	1,335
Total	180,919	135,372
Home Entertainment & Sound -
Customers	288,201	233,901
Intersegment	864	976
Total	289,065	234,877
Semiconductors -
Customers	159,321	161,038
Intersegment	44,536	32,710
Total	203,857	193,748
Components -
Customers	51,405	39,566
Intersegment	9,751	7,094
Total	61,156	46,660
Pictures -
Customers	183,586	192,026
Intersegment	156	86
Total	183,742	192,112
Music -
Customers	135,458	146,629
Intersegment	3,592	3,582
Total	139,050	150,211
Financial Services -
Customers	209,035	258,703
Intersegment	1,697	1,807
Total	210,732	260,510
All Other -
Customers	60,930	42,173
Intersegment	23,380	16,491
Total	84,310	58,664
Corporate and elimination	(99,998)	(71,856)
Consolidated total	1,892,740	1,688,948

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2015	2016
Operating income (loss):
Mobile Communications	(43,525)	4,113
Game & Network Services	43,379	63,023
Imaging Products & Solutions	40,826	22,366
Home Entertainment & Sound	26,686	37,797
Semiconductors	66,785	(47,733)
Components	(3,796)	(41,374)
Pictures	(34,153)	(7,433)
Music	45,876	32,391
Financial Services	87,147	82,110
All Other	1,095	2,236
Total	230,320	147,496
Corporate and elimination	(45,395)	(45,557)
Consolidated operating income	184,925	101,939
Other income	59,079	7,137
Other expenses	(33,100)	(11,540)
Consolidated income before income taxes	210,904	97,536

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 10,290 million yen is included in the Corporate and elimination for the six months ended September 30, 2016. Conversely, an increase (decrease) in expenses totaling the same amount is included in each of the following business segments: 1,244 million yen in the MC segment, (2,700) million yen in the G&NS segment, 1,642 million yen in the IP&S segment, 5,550 million yen in the HE&S segment, 1,657 million yen in the Semiconductors segment, 663 million yen in the Components segment, 1,247 million yen in the Pictures segment and 987 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

	Yen in millions
	Three months ended September 30
	2015	2016
Operating income (loss):
Mobile Communications	(20,601)	3,698
Game & Network Services	23,920	18,992
Imaging Products & Solutions	23,095	14,860
Home Entertainment & Sound	15,763	17,556
Semiconductors	34,061	(4,184)
Components	(1,498)	(36,639)
Pictures	(22,466)	3,207
Music	14,261	16,515
Financial Services	41,175	33,563
All Other	3,057	4,246
Total	110,767	71,814
Corporate and elimination	(22,749)	(26,067)
Consolidated operating income	88,018	45,747
Other income	4,998	2,817
Other expenses	(20,822)	(8,044)
Consolidated income before income taxes	72,194	40,520

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 3,787 million yen is included in the Corporate and elimination for the three months ended September 30, 2016. Conversely, an increase (decrease) in expenses totaling the same amount is included in each of the following business segments: 591 million yen in the MC segment, (2,672) million yen in the G&NS segment, 826 million yen in the IP&S segment, 2,653 million yen in the HE&S segment, 885 million yen in the Semiconductors segment, 340 million yen in the Components segment, 607 million yen in the Pictures segment and 557 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2015	2016
Mobile Communications	557,815	351,682

Game & Network Services
Hardware	297,899	225,551
Network	217,335	292,167
Other	91,746	97,898
Total	606,980	615,616

Imaging Products & Solutions
Still and Video Cameras	226,205	157,000
Other	116,379	97,402
Total	342,584	254,402

Home Entertainment & Sound
Televisions	371,928	335,390
Audio and Video	166,473	132,854
Other	2,287	572
Total	540,688	468,816

Semiconductors	309,827	279,311

Components	100,412	77,407

Pictures
Motion Pictures	149,327	169,274
Television Productions	93,308	95,617
Media Networks	112,371	110,258
Total	355,006	375,149

Music
Recorded Music	179,895	179,463
Music Publishing	35,542	31,242
Visual Media and Platform	47,344	74,333
Total	262,781	285,038

Financial Services	486,724	489,612
All Other	119,297	89,214
Corporate	18,685	15,900
Consolidated total	3,700,799	3,302,147

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2015	2016
Mobile Communications	278,279	166,814

Game & Network Services
Hardware	168,434	106,386
Network	111,534	146,609
Other	61,114	51,853
Total	341,082	304,848

Imaging Products & Solutions
Still and Video Cameras	116,155	81,471
Other	62,915	52,566
Total	179,070	134,037

Home Entertainment & Sound
Televisions	203,008	169,097
Audio and Video	85,162	64,547
Other	31	257
Total	288,201	233,901

Semiconductors	159,321	161,038

Components	51,405	39,566

Pictures
Motion Pictures	91,152	93,952
Television Productions	42,333	51,424
Media Networks	50,101	46,650
Total	183,586	192,026

Music
Recorded Music	90,567	89,757
Music Publishing	17,698	15,591
Visual Media and Platform	27,193	41,281
Total	135,458	146,629

Financial Services	209,035	258,703
All Other	60,930	42,173
Corporate	6,373	9,213
Consolidated total	1,892,740	1,688,948

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

	Yen in millions
	Six months ended September 30
	2015	2016
Depreciation and amortization:
Mobile Communications	12,207	9,927
Game & Network Services	9,147	12,159
Imaging Products & Solutions	14,005	12,215
Home Entertainment & Sound	11,387	9,770
Semiconductors	46,775	51,377
Components	5,450	1,558
Pictures	10,723	9,681
Music	8,805	7,373
Financial Services, including deferred insurance acquisition costs	40,565	42,351
All Other	2,992	2,635
Total	162,056	159,046

Corporate	21,999	22,014

Consolidated total	184,055	181,060

	Yen in millions
	Six months ended September 30, 2015
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	11,770	540	12,310
Game & Network Services	15	—	15
Imaging Products & Solutions	60	—	60
Home Entertainment & Sound	(52)	—	(52)
Semiconductors	4	—	4
Components	—	—	—
Pictures	170	—	170
Music	335	—	335
Financial Services	—	—	—
All Other and Corporate	2,352	542	2,894
Consolidated total	14,654	1,082	15,736

	Yen in millions
	Six months ended September 30, 2016
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	27	121	148
Game & Network Services	6	—	6
Imaging Products & Solutions	17	—	17
Home Entertainment & Sound	13	—	13
Semiconductors	3	—	3
Components	32,833	—	32,833
Pictures	891	4	895
Music	818	—	818
Financial Services	—	—	—
All Other and Corporate	(412)	—	(412)
Consolidated total	34,196	125	34,321

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended September 30
	2015	2016
Depreciation and amortization:
Mobile Communications	6,011	4,776
Game & Network Services	4,507	6,630
Imaging Products & Solutions	6,907	6,130
Home Entertainment & Sound	5,806	4,617
Semiconductors	24,825	26,071
Components	2,705	678
Pictures	5,471	4,747
Music	4,624	3,686
Financial Services, including deferred insurance acquisition costs	24,044	17,988
All Other	1,548	1,210
Total	86,448	76,533

Corporate	10,586	10,970

Consolidated total	97,034	87,503

	Yen in millions
	Three months ended September 30, 2015
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	4,033	225	4,258
Game & Network Services	—	—	—
Imaging Products & Solutions	16	—	16
Home Entertainment & Sound	5	—	5
Semiconductors	34	—	34
Components	—	—	—
Pictures	121	—	121
Music	258	—	258
Financial Services	—	—	—
All Other and Corporate	774	139	913
Consolidated total	5,241	364	5,605

	Yen in millions
	Three months ended September 30, 2016
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	(295)	121	(174)
Game & Network Services	(104)	—	(104)
Imaging Products & Solutions	10	—	10
Home Entertainment & Sound	1	—	1
Semiconductors	—	—	—
Components	32,833	—	32,833
Pictures	56	4	60
Music	708	—	708
Financial Services	—	—	—
All Other and Corporate	(758)	—	(758)
Consolidated total	32,451	125	32,576

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2015	2016
Japan	1,057,112	1,054,642
United States	746,011	715,772
Europe	802,884	688,995
China	281,296	240,067
Asia-Pacific	476,609	392,875
Other Areas	336,887	209,796
Total	3,700,799	3,302,147

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2015	2016
Japan	495,531	543,231
United States	393,618	362,158
Europe	435,179	343,478
China	150,595	130,994
Asia-Pacific	237,662	201,205
Other Areas	180,155	107,882
Total	1,892,740	1,688,948

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1)	Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2)	Asia-Pacific:	India, South Korea and Oceania
(3)	Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2015 and 2016.

10.           Subsequent events

(1)           Transfer of battery business

On October 31, 2016, Sony Corporation and Murata Manufacturing Co., Ltd. signed a binding definitive agreement to transfer the Sony Group’s battery business to the Murata Group (“Transfer”). Sony and Murata are aiming to complete the Transfer by early April 2017, subject to required regulatory approvals and other conditions.

The price of the Transfer is approximately 17,500 million yen. The transfer proceeds are subject to the finalization of certain post-closing conditions and adjustments.

(2)           Sale of equity interest in Sony Electronics Huanan Co., Ltd.

On November 7, 2016, Sony has signed a binding definitive agreement to transfer to Shen Zhen O-Film Tech Co., Ltd. (“O-Film”) all equity interest in Sony Electronics Huanan Co., Ltd., Sony’s wholly-owned subsidiary which manufactures camera modules in China (“Transfer”). The sale price is approximately 95 million U.S. dollars, subject to customary post-closing adjustments. The completion of the transfer is subject to required regulatory approvals and other customary closing conditions. Sony expects to recognize a gain from this transfer after its completion. Sony is currently evaluating the amount to be recognized.

(2)            Other Information

(1) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on November 1, 2016 as below:

1.	Total amount of interim cash dividends:
12,621 million yen
2.	Amount of interim cash dividends per share:
10.00 yen
3.	Payment date:
December 1, 2016
Interim cash dividends for the fiscal year ending March 31, 2017 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2016.

(2) Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc., and two other subsidiaries 31 million euros. In December 2015, Sony filed an appeal with the European Union’s General Court. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. Certain of these lawsuits have reached a settlement, including the class action brought by the direct purchasers in the United States, which has received court approval. In addition, a proposed settlement of the class action brought by the indirect purchasers in the United States is pending court approval. However, certain other lawsuits continue. Based on the stage of the remaining investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have reached a settlement, including the class actions brought by the direct purchasers and the indirect purchasers in the United States. With respect to the class actions, the United States District Court has approved Sony’s settlement with the direct purchasers, while Sony’s settlement with the indirect purchasers remains subject to court approval. However, certain other lawsuits continue. Based on the stage of the remaining investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan is subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony is cooperating with the relevant government authorities. Based on the stage of this investigation and information currently available, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of this investigation.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.